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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19 )*

Quality Dining, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

747456P 10 5

(CUSIP Number)

David W. Schostak, NBO, LLC,
25800 Northwestern Highway, Suite 750,
Southfield, MI 48075, (248)  262-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

Page 1 of 12 pages

CUSIP NO. 59506W 10 4

1.	Names of Reporting Persons. NBO, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Michigan

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

Page 3 of 12 pages

CUSIP NO. 59506W 10 4

1.	Names of Reporting Persons. Jerome L. Schostak I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Page 4 of 12 pages

CUSIP NO. 59506W 10 4

1.	Names of Reporting Persons. David W. Schostak I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Page 5 of 12 pages

CUSIP NO. 59506W 10 4

1.	Names of Reporting Persons. Robert I. Schostak I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Page 6 of 12 pages

CUSIP NO. 59506W 10 4

1.	Names of Reporting Persons. Mark S. Schostak I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Page 7 of 12 pages

CUSIP NO. 59506W 10 4

          This Amendment No. 19 (“Amendment No. 19”) amends the Statement on Schedule 13D filed on March 26, 1999, as amended by Amendment No. 1 filed on October 5, 1999, Amendment No. 2 filed on January 13, 2000, Amendment No. 3 filed on February 22, 2000, Amendment No. 4 filed on February 24, 2000, Amendment No. 5 filed on February 28, 2000, Amendment No. 6 filed on April 7, 2000, Amendment No. 7 filed on April 19, 2000, Amendment No. 8 filed on April 25, 2000, the Amendment filed on Schedule TO filed on May 9, 2000, Amendment No. 10 filed on May 25, 2000, the Amendment filed on Schedule TO filed on June 6, 2000, the Amendment filed on Schedule TO filed on June 8, 2000, the Amendment filed on Schedule TO filed on July 11, 2000, Amendment No. 14 filed on August 11, 2000, Amendment No. 15 filed on December 14, 2000, Amendment No. 16 filed on December 22, 2000, Amendment No. 17 filed on March 1, 2001 and Amendment No. 18 filed on May 17, 2001 (the “Schedule 13D”) by and on behalf of the following persons: NBO, LLC (“NBO”), Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (collectively, the “Schostaks” and together with NBO, the “Reporting Persons”).

          Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.

          The title of the class of equity securities to which this statement relates is Common Stock, no par value (“Common Stock”), of Quality Dining, Inc., an Indiana corporation (the “Company”). The address of the Company’s principal executive offices is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

Item 2. Identity and Background.

          This statement is being filed by and on behalf of NBO and the Schostaks. NBO is a Michigan limited liability company, the members of which are the Schostaks. The principal business of NBO is investing in securities of the Company. The present principal occupation of each of the Schostaks is (i) acting as principals of Schostak Brothers & Company, Inc., a full service real estate company, and (ii) acting as principals of King Venture, Inc., an entity which operates restaurants in the state of Michigan.

          The business address of each of the Reporting Persons is 25800 Northwestern Highway, Suite 750, Southfield, Michigan 48075.

          The Schostaks are all citizens of the United States.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 12 pages

CUSIP NO. 59506W 10 4

Item 3. Source and Amount of Funds or Other Consideration.

          The Reporting Persons did not use any funds in connection with the transaction being reported on this Amendment No. 19 because the Reporting Persons disposed of their entire holdings of Common Stock and received consideration in connection with such disposition.

Item 4. Purpose of Transaction.

          This Amendment No. 19 is being filed to report that, as of June 27, 2003, NBO entered into a Stock Sale Agreement (the “Sale Agreement”) providing, among other things and as more fully described in Item 6 below (which description is hereby incorporated herein by reference), for the disposition of all of the shares of Common Stock owned by NBO. On the same date, the Reporting Persons entered into a Standstill Agreement and Mutual Release (the “Standstill Agreement”) providing, among other things and as more fully described in Item 6 below (which description is hereby incorporated herein by reference), that for a period of up to ten years, none of the Reporting Persons or others described therein will purchase a substantial portion of assets or Common Stock or other securities of the Company as described therein, or engage in certain other activities including, without limitation, the solicitation of proxies or act to seek to control or influence the management, Board of Directors, or policies of the Company. The Sale Agreement and the Standstill Agreement are filed as Exhibits 21 and 22 hereto, respectively, and each is incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the Company’s present capitalization or dividend policy, (vi) any other material change in the Company’s business or corporate structure, (vii) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

          Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Page 9 of 12 pages

CUSIP NO. 59506W 10 4

Item 5. Interest in Securities of the Issuer.

          As of the date of this Amendment No. 19, the number of shares of Common Stock beneficially owned by each of the Reporting Persons is 0. The Reporting Persons ceased to be the beneficial owner of any shares of Common Stock as of June 27, 2003, upon the consummation of the transactions contemplated by the Sale Agreement.

          No transactions involving Common Stock were effected by any of the Reporting Persons within the sixty days prior to the date of this Amendment No. 19.

          No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Sale Agreement, NBO has agreed to sell to Daniel B. Fitzpatrick (“Fitzpatrick”), subject to the terms and conditions set forth therein, 1,148,014 shares of Common Stock (the “Shares”), which comprise all of the shares of Common Stock owned by NBO. In consideration for the transfer of the Shares by NBO to Fitzpatrick pursuant to the Sale Agreement, Fitzpatrick has paid to NBO $3,672,610 in cash. If, within 18 months of the sale of the Shares, the management of the Company acquires all or substantially all of the outstanding shares of Common Stock or a third party acquires a majority interest in the Company, then Fitzpatrick will pay NBO a topping fee, calculated in accordance with the terms of the Sale Agreement. NBO paid Schostak Brothers & Company, Inc., a $600,000 commission in connection with the sale of the Shares.

          Pursuant to the Standstill Agreement, the Reporting Persons agreed to certain restrictions more fully described therein until ten years after the closing of the transactions contemplated by the Sale Agreement. Restrictions on the Reporting Persons and others pursuant to the Standstill Agreement include, without limitation, prohibitions against (i) acquisition of any substantial amount of the assets of the Company, Company Common Stock or other Company equity securities; (ii) solicitation of proxies or formation or participation in a “group” as defined under the Securities Exchange Act of 1934, as amended, or other action to seek control or influence the management, the Board of Directors or policies of the Company; or (iii) taking action that could reasonably be expected to force the Company to make a public announcement regarding the type of actions prohibited thereunder. In consideration for the restrictions imposed under the Standstill Agreement, Fitzpatrick paid each of the Schostaks the sum of $100,000, for an aggregate payment to the Schostaks of $400,000. The Reporting Persons fully and finally release Fitzpatrick and the Company for any and all claims and liabilities relating to ownership of Common Stock, acquisition or attempted acquisition or ownership of Common Stock or other Company securities, or the management and operation of the Company. Fitzpatrick and the Company fully and finally release the Reporting Persons for any and all claims and liabilities relating to acquisition or ownership of the Common Stock, the acquisition or attempted acquisition of other securities of the Company or the management and operation of the Company.

Page 10 of 12 pages

CUSIP NO. 59506W 10 4

          Except as indicated above, the information set forth in Item 6 of the Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.

          The following Exhibits are filed herewith:

21.	Stock Sale Agreement, dated as of June 27, 2003, by and between Daniel B. Fitzpatrick and NBO, LLC.

22.	Standstill Agreement and Mutual Release, dated as of June 27, 2003, by and among Daniel B. Fitzpatrick, Quality Dining, Inc., NBO, LLC, Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak.

[The remainder of this page intentionally left blank.]

Page 11 of 12 pages

CUSIP NO. 59506W 10 4

SIGNATURE

          The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2003	NBO, LLC

By:
/s/ David W. Schostak David W. Schostak, Member

/s/ Jerome L. Schostak Jerome L. Schostak

/s/ David W. Schostak David W. Schostak

/s/ Robert I. Schostak Robert I. Schostak

/s/ Mark S. Schostak Mark S. Schostak

Page 12 of 12 pages

Exhibit Index

21.	Stock Sale Agreement, dated as of June 27, 2003, by and between Daniel B. Fitzpatrick and NBO, LLC.

22.	Standstill Agreement and Mutual Release, dated as of June 27, 2003, by and among Daniel B. Fitzpatrick, Quality Dining, Inc., NBO, LLC, Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak.